Exhibit 99.1

NEWS RELEASE

Fortuna intersects 88 g/t Au over 3.5m at the Séguéla Mine

and provides exploration update

Vancouver, December 12, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on its exploration programs at the Séguéla Mine in Côte d’Ivoire, the recently acquired Diamba Sud Gold Project in Senegal, and the San Jose Mine in Mexico.

Exploration program highlights

Badior prospect, Séguéla Mine, Côte d’Ivoire:

SGRD1683:	17.3 g/t Au over an estimated true width of 6.3 meters from 67 meters, including 49.5 g/t Au over an estimated true width of 1.4 meters from 67 meters

SGRC1682:	16.7 g/t Au over an estimated true width of 5.6 meters from 65 meters, including
121.0 g/t Au over an estimated true width of 0.7 meters from 70 meters, and
13.0 g/t Au over an estimated true width of 2.1 meters from 83 meters

SGRD1689:	10.7 g/t Au over an estimated true width of 2.1 meters from 159 meters, including 29.6 g/t Au over an estimated true width of 0.7 meters from 161 meters

Ancien deposit, Séguéla Mine, Côte d’Ivoire:

SGRD1657:	27.1 g/t Au over an estimated true width of 7.7 meters from 239 meters, including 138.5 g/t Au over an estimated true width of 1.4 meters from 241 meters

SGRC1661:	14.8 g/t Au over an estimated true width of 2.1 meters from 339 meters, and
22.9 g/t Au over an estimated true width of 15.4 meters from 347 meters, including
88.0 g/t Au over an estimated true width of 3.5 meters from 357 meters

SGRD1663:

6.0 g/t Au over an estimated true width of 19.6 meters from 346 meters, including

13.0 g/t Au over an estimated true width of 1.4 meters from 352meters, and
16.4 g/t Au over an estimated true width of 1.4 meters from 358 meters, and
36.4 g/t Au over an estimated true width of 1.4 meters from 362 meters

SGRD1664:	2.2 g/t Au over an estimated true width of 15.4 meters from 361 meters, including
11.3 g/t Au over an estimated true width of 0.7 meters from 368 meters, and
10.2 g/t Au over an estimated true width of 0.7 meters from 370 meters

Sunbird deposit, Séguéla Mine, Côte d’Ivoire:

SGRD1695:	5.0 g/t Au over an estimated true width of 14.7 meters from 341 meters, including 27.7 g/t Au over an estimated true width of 2.1 meters from 347 meters

SGRC1698:	4.9 g/t Au over an estimated true width of 8.4 meters from 200 meters

SGRD1696:	4.9 g/t Au over an estimated true width of 3.5 meters from 235 meters, including
16.9 g/t Au over an estimated true width of 0.7 meters from 236 meters, and
6.2 g/t Au over an estimated true width of 1.4 meters from 263 meters

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “With the successful commissioning and ramp-up of the Séguéla Mine, the exploration focus has been directed towards the regional potential, featuring the emerging Badior prospect. Recent results include drill hole SGRC1683 intersecting 17.3 g/t Au over an estimated true width of 6.3 meters. In addition, the exploration teams are building the foundation for potential long term underground mining at the Ancien and Sunbird deposits, encouraged by results such as drill hole SGRD1661 intersecting 22.9 g/t Au over an estimated true width of 15.4 meters at Ancien.”

Diamba Sud Gold Project, Senegal:

DSR503:	7.5 g/t Au over an estimated true width of 16.2 meters from 75 meters

DSDD129:	9.9 g/t Au over an estimated true width of 11.7 meters from 12 meters

DSR491:	3.9 g/t Au over an estimated true width of 26.1 meters from 66 meters, and 5.8 g/t Au over an estimated true width of 13.5 meters from 104 meters

DSR490:	3.1 g/t Au over an estimated true width of 29.7 meters from 7 meters

DSR506:	3.0 g/t Au over an estimated true width of 23.4 meters from 36 meters, and 6.7 g/t Au over an estimated true width of 8.1 meters from 71 meters

DSDD131:	9.1 g/t Au over an estimated true width of 5.6 meters from 96.4 meters

Mr. Weedon continued, “Exploration drilling at the recently acquired Diamba Sud Gold Project has returned very encouraging results from the initial confirmatory drilling at Area A, with results such as drill hole DSR490 intersecting 3.1 g/t Au over an estimated true width of 29.7 meters from 7 meters, while hole DSR487 highlights the potential to increase the overall footprint of the Area A prospect with an interval of 2.3 g/t Au over an interval of 15.3 meters, extending beyond the historic mine design limit. With the team on the ground operating well after the conclusion of the Diamba Sud acquisition, I am very happy with the progress as we look forward to advancing the project in 2024.”

Yessi vein, San Jose Mine, Mexico:

SJOM-1357:	204 g/t Ag Eq over an estimated true width of 7.1 meters from 167.30 meters

SJOM-1366A:	153 g/t Ag Eq over an estimated true width of 1.5 meters from 573.45 meters, and 258 g/t Ag Eq over an estimated true width of 1.0 meters from 636.40 meters

SJO-1417:	858 g/t Ag Eq over an estimated true width of 0.5 meters from 579.55 meters

SJOM-1418:	185 g/t Ag Eq over an estimated true width of 0.8 meters from 406.00 meters

SJOM-1428:	545 g/t Ag Eq over an estimated true width of 17.0 meters from 342.75 meters

SJO-1430:	1,431 g/t Ag Eq over an estimated true width of 1.1 meters from 593.50 meters, and 250 g/t Ag Eq over an estimated true width of 4.0 meters from 668.85 meters

SJO-1431:	195 g/t Ag Eq over an estimated true width of 5.2 meters from 601.30 meters

Mr. Weedon also highlighted the continuing work at the San Jose Mine where drilling to define the recently discovered Yessi vein has provided further insights into the regional structural controls with encouraging results, including 1,431 g/t Ag Eq over an estimated true width of 1.1 meters and a further 250 g/t Ag Eq over an estimated true width of 4 meters from SJO-1430, and 545 g/t Ag Eq over an estimated true width of 17.0 meters from SJOM-1428. “The structural complexity of the Yessi vein helps validate the wider regional structural understanding and highlights opportunities for additional near-mine exploration targets.”

Séguéla Mine, Côte d’Ivoire

Drilling for increased geologic confidence and understanding of key high-grade controls at the Badior prospect was recently concluded, with 8 holes drilled totalling 1,691 meters (refer to Figure 1). Drilling has broadly outlined a gently northerly plunging high-grade lode which remains open at depth, with drill hole SGRD1689 intersecting 10.7 g/t Au over 2.1 meters from 159 meters downhole. The interpreted northerly plunge is unusual for mineralization at Séguéla which typically demonstrates a shallow to moderate southerly plunge, and which may represent a new or antithetic structural control. Further work is planned for 2024.

Figure 1: Badior long-section showing select recent results (looking west)

At Ancien, 9 holes for a total of 3,258 meters were completed (refer to Figure 2). This short program was designed to improve the understanding of the structural controls on the high-grade lodes hosting multiple intervals such as those intersected in drill holes SGRD1661 and SGRD1663. This increased geological confidence and understanding will help support an evaluation of the underground mining potential at Ancien, where the deposit remains open at depth. Further work is planned for 2024.

Figure 2: Ancien long-section showing select recent results (looking west)

At Sunbird, a comprehensive infill drilling program consisting of 47 holes totaling 11,075 meters, was completed in August 2023 (refer to Fortuna news release dated August 8, 2023). The infill drilling was followed by a program to continue testing the extent of mineralization. Results were received for 8 holes totalling 2,100 meters completed in the southern section of the deposit (refer to Figure 3). This short program was designed to improve the understanding of the structural controls projected a further 200 meters down-plunge from the last drilling sections with encouraging results including SGRD1695 intersecting 5.0 g/t Au over an estimated true width of 14.7 meters from 341 meters downhole. This increased geological confidence and understanding will help support an evaluation of the underground mining potential at Sunbird, where the deposit remains open at depth. Further work is planned for 2024.

Refer to Appendix 1 for full details of the Séguéla drill holes and assay results.

Figure 3: Sunbird long-section showing select recent results (looking west)

Diamba Sud Gold Project, Senegal

At Diamba Sud, a 10,945-meter, three-drill rig drilling program started on October 8, 2023, with 34 holes completed for 4,976 total meters drilled to date. The objectives of the program are as follows:

•	Selected confirmatory drilling of Area A, Area D, and Karakara to improve resource confidence
•	Drilling to test for extensions to the existing historic resource in support of project development and advancing further studies in 2024
•	Advancing prospective areas such as Gamba Gamba North, Southern Arc, Western Splay, Area A North, and others
•	Improved understanding of key geological controls including controlling structures, favorable lithologies, alteration and secondary enrichment zones

The Area A prospect is structurally complex with interpreted supergene mineralization overlaying primary mineralization preferentially hosted in a broad sedimentary package, which has been intersected by steeper mineralized structures and folding. Mineralization remains open along strike and at depth, as demonstrated by drill hole DSR490 intersecting 1.3 g/t Au over an estimated true width of 7.2 meters from 176 meters, and an additional 1.0 g/t Au over an estimated true width of 18.9 meters from 188 meters, extending mineralization beyond the historic pit design (refer to Figures 4 - 6).

This program will continue for the remainder of 2023 with additional drilling programs, including regional exploration and target generation budgeted for 2024.

Refer to Appendix 2 for full details of the Diamba Sud Gold Project drill holes and assay results.

Figure 4: Diamba Sud Gold Project location plan

Diamba Sud Permit Outline
WGS84_29N
1:35,000
0
1
kilometers
Auger Geochemistry Au (ppb)
>1000
500-1000
100-500
50-100
25-50
10-25
<10
Pit Outline
BOYA
Société de Fortuna Silver Mines
Gamba Gamba North
Area A North
Area A
Area D
Area D South
Karakara
Mougoundi
Southern Arc
Western Splay
Kassa
Author: Lucas Owers 24/11/2023
229,000 mE
230,000 mE
231,000 mE
232,000 mE
233,000 mE
234,000 mE
235,000 mE

Figure 5: Area A drilling location plan

233,100 mE
233,200 mE
233,300 mE
233,400 mE
Collar
DD Collar w/ New Assay
DD Collar pending assays
DD Collar Historic
RC Collar w/ New Assay
RC Collar pending assays
RC Collar Historic
Note: Geology model shows plan view with Saprolite and Laterite cover removed
Simplified Geology
Sedimentary Package
Volcaniclastic
Granite
Down Hole Traces
Mineralisation Extents
BOYA
Société de Fortuna Silver Mines
1,429,700 mN
1,429,600 mN
1,429,500 mN
1,429,400 mN
1,429,300 mN
A
A'
B
B'
DSR514
DSR515
DSDD130
DSDD129
DSR486
DSR487
DSR499
DSDD131
DSR512
DSR510
DSDD132
DSR490
DSR489
DSR488
DSR500
DSR501
DSDD133
DSR509
DSR508
DSR506
DSDD134
DSDD136
DSR507
DSR511
DSDD137
DSR502
DSR504
DSR491
DSDD135
DSR492
DSDD139
DSR513
DSDD138
DSR503
DSDD141
DSR516
DSR494
DSR493
DSDD140
DSR505
DSR495
DSDD143
DSR496
DSR498
DSDD142
DSR497
N
WSGS84_29N
1:2,000
0
50
meters
Author: L.Owers 26/11/2023

Figure 6: Area A cross section A - A’; refer to Figure 5 for location

Figure 7: Area A cross section B - B’; refer to Figure 5 for location

San Jose Mine, Mexico

Drilling of the recently discovered Yessi vein (refer to Fortuna news release filed on SEDAR+ on September 5, 2023) has continued with the objective of defining the structural relationship between the Yessi vein and the various systems at the San Jose Mine with 13 additional holes completed for a total of 7,444 meters.

Initially interpreted as an approximately north-south trending vein, recent drilling has highlighted the likelihood of the Yessi vein forming a north-northwest orientated link structure between the Victoria Mineralized Zone and an as yet undefined structure further eastwards, an interpretation supported by regional geophysical data. Drilling has been re-orientated to better target this revised orientation, with drilling continuing.

Mineralization remains open along strike to the southeast, whereas to the northwest the Yessi vein intersects the Victoria Mineralized Zone.

Refer to Appendix 3 for full details of the Yessi vein drill holes and assay results.

Figure 8: Plan view of the Yessi vein, San Jose Mine. Refer Figure 9 for the long-section view (A-A’).

Figure 9: Long section view (A-A’) of the Yessi vein, San Jose Mine

Quality Assurance & Quality Control (QA - QC)

Séguéla Mine, Côte d’Ivoire and Diamba Sud Gold Project, Senegal

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All RC drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes at Séguéla were drilled with HQ sized diamond drill bits, whereas DD holes at Diamba Sud started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All Séguéla RC and DD core samples were shipped to ALS Laboratories’ preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. All Diamba Sud RC and DD samples were transported to ALS’s preparation laboratory in Kedougou, before also being transported via commercial courier, to ALS’s facility in Ouagadougou. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates, and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

San Jose Mine, Mexico

All diamond drilling (DD) drill holes at San Jose were drilled with either NQ sized diameter (drilled from underground) or HQ sized diamond drill bits reducing to NQ sized diameter with greater depth. Following detailed geological and geotechnical logging, all diamond drill core samples are split on-site by diamond sawing. One half of the core is submitted to the internal laboratory located in the CMC facilities. The CMC laboratory has been accredited by the Standard Council of Canada (ISO 17025: 2017) for preparation, drying, gravimetry, fire assay, Inductively Coupled Plasma and Atomic Absorption processes. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by Inductively Coupled Plasma and as well as three acid digestion at the same internal laboratory. The QA - QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the potential to increase the overall footprint of the Area A prospect and the Company’s plans for the Diamba Sud Gold Project in 2024; statements regarding potential long term underground development at Ancien and at Sunbird at the Séguéla Mine; the Company’s plans to conduct further work at Ancien and at Sunbird during 2024; the Company’s objectives for the current drilling program at the Diamba Sud Gold Project and expectations regarding additional drilling programs budgeted for 2024; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labour, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the possibility that the ruling in favor of Compañia Minera Cuzcatlan S.A. de C.V. to reinstate the environmental impact authorization at the San Jose Mine will be successfully appealed; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2022. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Séguéla Mine, the San Jose Mine, and the Diamba Sud Gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Company’s properties; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Séguéla Mine, Côte d’Ivoire

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
SGRD1656	743307	888573	352	225.7	277	-60	180	182	2	1.4	5.54	RCD	Ancien
						incl	180	181	1	0.7	10.30	RCD	Ancien
SGRD1657	743346	888518	349	276.1	277	-60	228	231	3	2.1	2.76	RCD	Ancien
							239	250	11	7.7	27.06	RCD	Ancien
						incl	241	243	2	1.4	138.45	RCD	Ancien
SGRD1658	743366	888467	348	348	277	-55	268	269	1	0.7	5.47	RCD	Ancien
SGRD1659	743335	888395	354	336.3	277	-55	270	274	4	2.8	2.99	RCD	Ancien
							306	322	16	11.2	1.14	RCD	Ancien
SGRD1661	743409	888381	351	440.4	277	-55	339	342	3	2.1	14.76	RCD	Ancien
						incl	339	340	1	0.7	37.80	RCD	Ancien
							347	369	22	15.4	22.90	RCD	Ancien
						incl	353	354	1	0.7	23.50	RCD	Ancien
						incl	357	362	5	3.5	87.96	RCD	Ancien
SGRD1663	888361	743405	356	400.4	277	-55	346	374	28	19.6	5.98	RCD	Ancien
						incl	352	354	2	1.4	12.95	RCD	Ancien
						and	358	360	2	1.4	16.38	RCD	Ancien
						and	362	364	2	1.4	36.35	RCD	Ancien
SGRD1664	743402.76	888335	371.24	400.2	2.77	-55	361	383	22	15.4	2.23	RCD	Ancien
						incl	368	369	1	0.7	11.25	RCD	Ancien
						and	370	371	1	0.7	10.15	RCD	Ancien
SGRD1665	743419	888307	370	430.8	277	-55	NSI					RCD	Ancien
SGRD1666	743368	888286	358	400.5	277	-55	362	370	8	5.6	1.60	RCD	Ancien
SGRC1682	743089	901800	396	140	270	-55	65	73	8	5.6	16.70	RC	Badior
						incl	70	71	1	0.7	121.00	RC	Badior
							77	79	2	1.4	13.45	RC	Badior
						incl	77	78	1	0.7	24.20	RC	Badior
							83	86	3	2.1	13.01	RC	Badior
						incl	85	86	1	0.7	33.00	RC	Badior
SGRC1683	743095	901850	389	130	270	-55	59	63	4	2.8	1.66	RC	Badior
							67	76	9	6.3	17.32	RC	Badior
						incl	67	69	2	1.4	49.50	RC	Badior
						and	71	72	1	0.7	44.60	RC	Badior
							86	92	6	4.2	2.28	RC	Badior
SGRC1685	743130	901950	385	190	270	-55	75	79	4	2.8	2.46	RC	Badior
SGRD1686	743128	901851	386	192.1	268		142	144	2	1.4	4.86	RCD	Badior
							189	192.1	3.1	2.2	1.79	RCD	Badior
SGRD1687	743165	901950	383	270	270	-55	NSI					RCD	Badior
SGRD1688	743161	902003	391	268	268	-51	NSI					RCD	Badior
SGRD1689	743128	902003	393	190.7	270	-55	159	162	3	2.1	10.71	RCD	Badior
						incl	161	162	1	0.7	29.60	RCD	Badior
SGRD1690	743133	902003	396	310.3	268	-52	NSI					RCD	Badior
SGRC1691	742887	893798	431	60	90	-60	NSI					RC	Sunbird
SGRC1692	742861	893797	432	110	90	-60	NSI					RC	Sunbird
SGRD1693	742584	892987	518	420.5	90		371	381	10	7.0	2.88	RCD	Sunbird
							395	397	2	1.4	5.57	RCD	Sunbird
						incl	395	396	1	0.7	10.10	RCD	Sunbird
SGRD1694	742510	892710	539	134					0	0.0		RCD	Sunbird
SGRD1695	742532	892511	538	375.1	90	-60	341	362	21	14.7	4.99	RCD	Sunbird
						incl	347	350	3	2.1	27.70	RCD	Sunbird
SGRD1696	742573	892512	547	310.3	90	-60	235	240	5	3.5	4.91	RCD	Sunbird
						incl	236	237	1	0.7	16.90	RCD	Sunbird
							263	265	2	1.4	6.17	RCD	Sunbird
							280	285	5	3.5	2.82	RCD	Sunbird
						incl	284	285	1	0.7	12.70	RCD	Sunbird
SGRD1697	742534	892461	544	390	90	-60	NSI					RCD	Sunbird
SGRD1698	742577	892460	520	300.4	90	-60	200	212	12	8.4	4.87	RCD	Sunbird
						incl	200	201	1	0.7	14.15	RCD	Sunbird
						and	203	204	1	0.7	24.50	RCD	Sunbird
							218	236	18	12.6	1.54	RCD	Sunbird
							242	253	11	7.7	0.98	RCD	Sunbird

Notes:

1.	EOH: End of hole
2.	NSI: No significant intercepts
3.	ETW: Estimated true width
4.	Depths and widths reported to nearest significant decimal place

Appendix 2: Diamba Sud Gold Project, Senegal

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSDD129	233200	1429609	186	246	90	-60	12	25	13	11.7	9.91	DD	Area A
						incl	16	18	2	1.8	43.45	DD	Area A
							90	92.7	2.7	2.4	5.56	DD	Area A
						incl	92	92.7	0.7	0.6	11.80	DD	Area A
							122	135	13	11.7	0.90	DD	Area A
							161	168	7	6.3	0.74	DD	Area A
							188	193	5	4.5	1.57	DD	Area A
DSDD130	233151	1429612	186	219	90	-60	63	76	13	11.7	2.62	DD	Area A
						incl	69	70	1	0.9	10.35	DD	Area A
							83	94	11	9.9	0.57	DD	Area A
							155	187	32	28.8	1.02	DD	Area A
							191	197	6	5.4	4.81	DD	Area A
						incl	193	194	1	0.9	19.80	DD	Area A
DSDD131	233283	1429607	184	162	90	-60	24	29	5	4.5	1.08	DD	Area A
							96.4	102.6	6.2	5.6	9.07	DD	Area A
						incl	96.4	98	1.6	1.4	14.35	DD	Area A
							113	123.5	10.5	9.5	1.98	DD	Area A
DSDD132	233161	1429583	185	210	90	-60	80	87.8	7.8	7.0	2.12	DD	Area A
							147	157	10	9.0	0.71	DD	Area A
DSDD133	233241	1429555	184	174	90	-60	89.5	95	5.5	5.0	8.67	DD	Area A
						incl	90	92	2	1.8	16.46	DD	Area A
							103	107.8	4.8	4.3	2.92	DD	Area A
							111	112	1	0.9	21.50	DD	Area A
							116	124	8	7.2	2.90	DD	Area A
						incl	117	118.4	1.4	1.3	11.72	DD	Area A
							144	147	3	2.7	2.25	DD	Area A
DSDD134	233210	1429554	184	189	90	-60	9	16	7	6.3	5.83	DD	Area A
						incl	11	13	2	1.8	11.75	DD	Area A
							28	29.8	1.8	1.6	3.20	DD	Area A
							40	52	12	10.8	1.36	DD	Area A
							57	61	4	3.6	1.92	DD	Area A
							106	117	11	9.9	2.08	DD	Area A
						incl	106.6	107.5	0.9	0.8	13.30	DD	Area A
							125	132.5	7.5	6.8	1.24	DD	Area A
DSDD135	233184	1429510	184	200	90	-60	86	93.8	7.8	7.0	1.33	DD	Area A
							106	107.65	1.65	1.5	5.21	DD	Area A
							119	126	7	6.3	3.14	DD	Area A
							183.7	189.05	5.35	4.8	1.14	DD	Area A
DSDD136	233301	1429551	182	131	90	-60	54	62	8	7.2	0.83	DD	Area A
							105.15	111	5.85	5.3	4.61	DD	Area A
						incl	106	107	1	0.9	19.10	DD	Area A
DSR486	233252	1429610	186	162	90	-60	9	13	4	3.6	1.31	RC	Area A
							100	109	9	8.1	0.80	RC	Area A
							122	142	20	18.0	1.65	RC	Area A
DSR487	233313	1429609	182	132	90	-60	3	11	8	7.2	5.18	RC	Area A
						incl	3	4	1	0.9	11.80	RC	Area A
							97	114	17	15.3	2.26	RC	Area A
DSR488	233301	1429580	182	138	90	-60	109	117	8	7.2	1.22	RC	Area A
							122	126	4	3.6	2.09	RC	Area A
DSR489	233247	1429582	185	156	90	-60	4	13	9	8.1	1.84	RC	Area A
							47	50	3	2.7	19.78	RC	Area A
							110	112	2	1.8	3.53	RC	Area A
							118	125	7	6.3	1.37	RC	Area A
							130	132	2	1.8	2.79	RC	Area A
DSR490	233191	1429585	185	210	90	-60	7	40	33	29.7	3.09	RC	Area A
							62	68	6	5.4	2.84	RC	Area A
						incl	63	64	1	0.9	11.50	RC	Area A
							116	138	22	19.8	1.83	RC	Area A
						incl	117	118	1	0.9	11.05	RC	Area A
							160	171	11	9.9	1.08	RC	Area A
							176	184	8	7.2	1.27	RC	Area A
							188	209	21	18.9	1.00	RC	Area A
DSR491	233301	1429510	180	144	90	-60	66	95	29	26.1	3.89	RC	Area A
						incl	68	69	1	0.9	22.30	RC	Area A
						and	77	78	1	0.9	21.90	RC	Area A
							104	119	15	13.5	5.79	RC	Area A
						incl	114	117	3	2.7	17.52	RC	Area A
DSR492	233245	1429511	181	162	90	-60	113	126	13	11.7	3.36	RC	Area A

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
							145	158	13	11.7	0.89	RC	Area A
DSR493	233281	1429438	180	120	90	-60	80	83	3	2.7	3.15	RC	Area A
DSR494	233216	1429436	176	162	90	-60	140	144	4	3.6	1.41	RC	Area A
DSR495	233170	1429412	175	123	90	-60	NSI					RC	Area A
DSR496	233189	1429385	177	191	90	-60	116	120	4	3.6	2.47	RC	Area A
							128	138	10	9.0	4.08	RC	Area A
						incl	132	133	1	0.9	22.60	RC	Area A
DSR497	233213	1429359	175	144	90	-60	NSI					RC	Area A
DSR498	233239	1429385	174	150	90	-60	NSI					RC	Area A
DSR499	233336	1429612	177	100	90	-60	22	25	3	2.7	3.21	RC	Area A
DSR500	233357	1429581	179	120	90	-60	110	115	5	4.5	1.11	RC	Area A
DSR501	233328	1429559	177	114	90	-60	NSI					RC	Area A
DSR502	233313	1429534	178	126	90	-60	NSI					RC	Area A
DSR503	233312	1429482	178	100	90	-60	75	93	18	16.2	7.51	RC	Area A
						incl	76	78	2	1.8	19.63	RC	Area A
						and	79	80	1	0.9	10.95	RC	Area A
						and	84	85	1	0.9	10.15	RC	Area A
						and	88	89	1	0.9	12.50	RC	Area A
DSR504	233272	1429512	182	140	90	-60	75	77	2	1.8	2.79	RCD	Area A
							128	131.5	3.5	3.2	2.29	RCD	Area A
DSR505	233309	1429437	175	90	90	-60	NSI					RC	Area A
DSR506	233181	1429554	184	193	90	-60	21	23	2	1.8	3.13	RCD	Area A
							36	62	26	23.4	2.96	RCD	Area A
							71	80	9	8.1	6.65	RCD	Area A
						incl	71	72	1	0.9	13.15	RCD	Area A
						and	75	76	1	0.9	12.60	RCD	Area A
						and	78	79	1	0.9	14.40	RCD	Area A
							147	149	2	1.8	2.52	RCD	Area A
							171	177	6	5.4	2.11	RCD	Area A
						incl	174	175	1	0.9	10.30	RCD	Area A
DSR507	233116	1429538	184	168	90	-60	53	64	11	9.9	1.41	RC	Area A
							109	129	20	18.0	1.45	RC	Area A
						incl	127	128	1	0.9	10.75	RC	Area A
DSR508	233078	1429554	185	120	90	-60	NSI					RC	Area A
DSR509	233044	1429554	184	102	90	-60	15	33	18	16.2	0.54	RC	Area A
DSR510	233082	1429577	183	78	90	-60	NSI					RC	Area A

Notes:

1.	EOH: End of hole
2.	NSI: No significant intercepts
3.	ETW: Estimated true width
4.	Depths and widths reported to nearest significant figure

Appendix 3: Yessi vein, San Jose Mine, Mexico

Hole ID	Easting (NAD27_14N)	Northing (NAD27_14N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Ag (ppm)	Ag Eq (ppm)	Hole Type
SJOM-1348	745297	1847651	1236	308	84	-39	256.32	307.65	55.68	33.3	0.72	90	147	DD
SJOM-1357	745297	1847650	1236	267	92	-26	167.30	190.18	22.88	7.1	1.80	60	204	DD
SJOM-1366A	745297	1847650	1236	868	95	-28	464.10	465.70	1.60	0.2	1.58	195	321	DD
							573.45	592.50	10.45	1.5	0.78	91	153	DD
							599.35	601.90	2.55	0.4	0.75	102	162	DD
							606.55	609.75	3.20	0.4	0.70	96	152	DD
							636.40	643.45	7.05	1.0	1.22	161	258	DD
SJOM-1399	745298	1847649	1237	479	104	-8	131.85	135.60	3.75	0.9	1.22	130	227	DD
SJOM-1404	745298	1847649	1237	433	109	-8	NSI
SJOM-1408	745298	1847649	1236	540	106	-23	355.35	360.30	1.95	0.3	0.80	74	138	DD
							390.50	395.30	4.40	0.7	1.11	131	219	DD
							396.95	400.35	2.75	0.4	1.05	128	212	DD
							415.75	420.05	3.65	0.2	1.39	175	286	DD
							426.70	430.00	3.30	0.5	1.50	208	328	DD
							471.25	472.3	1.05	0.2	2.40	275	467	DD
SJO-1417	746050	1847647	1543	689	239	-51	579.55	580.35	0.80	0.5	4.61	489	858	DD
							600.35	601.40	1.05	0.6	1.40	140	252	DD
SJOM-1418	745298	1847649	1236	674	107	-30	406.00	407.50	1.50	0.8	1.13	95	185	DD
SJO-1420	746046	1847637	1543	796	237	-61	NSI
SJOM-1422	745297	1847651	1236	456	91	-15	222.85	225.70	2.85	1.1	0.57	61	106	DD
SJO-1430	745885	1847912	1538	789	190	-61	532.10	533.75	1.65	0.9	0.61	84	133	DD
							593.50	595.65	2.15	1.1	8.26	770	1431	DD
							605.60	608.90	3.30	1.7	0.70	90	146	DD
							668.85	676.75	7.90	4.0	1.25	150	250	DD
							679.95	680.55	0.6	0.3	2.11	170	339	DD
SJOM-1428	745298	1847649	1236	479	114	-10	342.75	400.00	57.25	17.0	2.48	347	545	DD
						Incl	367.55	368.86	1.31	0.4	6.26	620	1121	DD
						and	382.95	384.00	1.05	0.3	1.98	307	465	DD
						and	384.73	386.30	1.57	0.5	11.27	1344	2246	DD
						and	391.85	393.37	1.52	0.5	11.07	1137	2023	DD
						and	393.37	394.50	1.13	0.3	2.50	314	514	DD
						and	394.50	395.33	0.83	0.2	9.42	774	1528	DD
						and	398.42	400.00	1.58	0.5	32.00	5905	8465	DD
SJO-1431	745885	1847912	1538	667	220	-45	554.20	554.50	0.30	0.3	5.38	576	1006	DD
							601.30	607.85	6.55	5.2	1.02	114	195	DD
						incl	602.85	603.15	0.30	0.2	7.16	838	1411	DD
						and	603.45	603.75	0.30	0.2	1.18	146	240	DD
						and	605.55	606.05	0.50	0.4	1.45	147	263	DD
						and	606.05	606.40	0.35	0.3	1.29	136	239	DD

Notes:

1.	EOH: End of hole
2.	NSI: No significant intercepts
3.	ETW: Estimated true width
4.	Ag Eq is calculated using a factor of 80:1 using metal prices of US$1,950/oz for gold with 90% metallurgical recovery and US$24.5/oz for silver with 91% metallurgical recovery
5.	Depths and widths reported to nearest significant decimal place